

05008751

unaxis

82 - 34643

Rule 12g3-2(b) File No. ~~82-5190~~


SEC MAIL
RECEIVED
PROCESSING
MAY 3 1 2005
WASH. D.C.
209
SECTION

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

Date May 19, 2005
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Direct phone +41 58 360 96 02
Subject Unaxis Holding Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding Inc.

i. A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

PROCESSED
JUN 0 9 2005
THOMSON
FINANCIAL

Enclosure

- **Extraordinary Judge rejects petition of Victory Industriebeteiligung AG to maintain the commercial register ban – Entry of the resolutions adopted at the general meeting of shareholders into the commercial register blocked by new objection raised by an attorney of Victory**

Unaxis Management Inc.
Churerstrasse 120
P.O.Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 96 93
www.unaxis.com

dw 6/9

unaxis


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH, D.C.
209
SECTION

Rule 12g3-2(b) File No. 82-5190

Media Release

Judge rejects petition of Victory Industriebeteiligung AG to maintain the commercial register ban – Entry of the resolutions adopted at the general meeting of shareholders into the commercial register blocked by new objection raised by an attorney of Victory

Pfäffikon SZ, May 18, 2005 – In a decree dated May 17, 2005, the judge in summary proceedings at the competent district court of Höfe fully rejected the petition of Victory Industriebeteiligung AG, Vienna, to maintain the ban against entry of the resolutions adopted at the general meeting of Unaxis Holding Inc. into the commercial register. Nonetheless, commercial register entry of the resolutions will be delayed further. Upon receipt of the judge's decree, and shortly before the lapse of the related deadline, an attorney of Victory has raised a new objection against commercial register entry in his own name.

For further information, please contact:

Unaxis Management Inc.	Unaxis Management Inc.
Media Relations	**Investor Relations**
Nicolas Weidmann	Dr. Philipp Gamper
Tel. +41 58 360 96 05	Tel. +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 91 93
E-mail media.relations@unaxis.com	E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

unaxis

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH. D.C.
209
SECTION

Date May 25, 2005
Contact Nicolas Weidmann

Unaxis Holding Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding Inc.

i. A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

Enclosure

- **Disclosure of interests in accordance with stock market rules**

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
88008 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

unaxis

Rule 12g3-2(b) File No. 82-5190


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH. D.C.
209
SECTION

Media release

Disclosure of interests in accordance with stock market rules

Pfäffikon SZ, May 25, 2005 – As announced on May 24, 2005 by Victory Industriebeteiligung AG, Wächtergasse 1/3/1, 1010 Vienna, Austria, said company owns 7 877 401 registered shares in Unaxis Holding Inc., corresponding to 55.7% of voting rights, and 30 650 000 call options which carry an entitlement to 1 226 000 registered shares in Unaxis Holding Inc. (8.67% of voting rights). Were Victory Industriebeteiligung AG to exercise all its options on shares in Unaxis Holding Inc., the company's total voting rights would thus be 64.37%.
Equal shareholders in Victory Industriebeteiligung AG, Vienna, are: M.U.S.T. Privatstiftung, Tokiostrasse 11/3/36, 1220 Vienna, Austria, and RPR Privatstiftung, Seilerstätte 18-20, 1010 Vienna, Austria.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected, or projected.

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

unaxis

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH. D.C.
209
SECTION

Tel. Nr. Filing desk 202 942 80 50

Date May 25, 2005
Contact Nicolas Weidmann

Unaxis Holding Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding Inc.

i.A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

Enclosure

- **Disclosure of interests in accordance with stock market rules**

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
88008 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

unaxis


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH. D.C.
SECTION

Rule 12g3-2(b) File No. 82-5190

Media Release

Disclosure of interests in accordance with stock market rules

Pfäffikon SZ, May 25, 2005 – As announced by IHAG Holding AG; Bleicherweg 18, 8002 Zurich, Switzerland, said institution and Mrs. Hortense Anda-Bührle, Zollikerstrasse 178, 8008 Zurich, Switzerland, together hold less than 5% of registered shares in Unaxis Holding Inc., Pfäffikon SZ. IHAG Holding AG is controlled by Mrs. Hortense Anda-Bührle. No contractual agreement exists within the meaning of Article 20 Para. 3 of the Swiss Stock Exchange Act between IHAG Holding AG and Mrs. Hortense Anda-Bührle. Representative of the aforementioned shareholders is Mr. Bernhard Müller, c/o IHAG Holding AG; Bleicherweg 18, 8002 Zurich, Switzerland.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com